SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3 )

WORLD RACING GROUP, INC.
(Name of Issuer)
______________________

World Racing Group, Inc.
Vicis Capital Master Fund
Vicis Capital LLC
(Name of Person(s) Filing Statement)
______________________

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
______________________

981929102
(CUSIP Number of Class of Securities)
_______________________

Brian M. Carter
Chief Executive Officer
7575-D West Winds Boulevard
Concord, North Carolina 28927
(704) 795-7223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Daniel W. Rumsey Disclosure Law Group 6080 Centre Drive, Suite 600 Los Angeles, California 90045 (310) 242-5699	Hoyt R. Stastney Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5143

     This statement is filed in connection with (check the appropriate box):

[X]    The filing of solicitation materials or an information statement subject to Regulation 14A,
          Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.
[   ]    The filing of a registration statement under the Securities Act of 1933.
[   ]    A tender offer
[   ]    None of the above

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction:    [   ]

Calculation of Filing Fee
Transaction Value*	Amount of Filing Fee**
$8,000.00	$0.00

* Transaction Value is calculated based upon $0.10 per share to be paid to shareholders in lieu of the issuance of fractional shares expected to be created by the Rule 13e-3 transaction.

**Determined pursuant to Rule 0-11(b)(1) based on 1/50 of 1% of Transaction Value.  Because the filing fee payable was less than $1.00, no filing fee was paid.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

-i-

INTRODUCTION

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by World Racing Group, Inc. (the "Company"), Vicis Capital Master Fund (“the Fund”), and Vicis Capital LLC ("Vicis Capital").  The Fund and Vicis Capital are referred to herein as  “Vicis".  Vicis and the Company are referred to herein as the “Filing Parties”.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing a proxy  statement (the "Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proxy Statement is attached hereto as Exhibit (a). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.  All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties.

   The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party.

Item 1.  Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Questions and Answers About the Special Meeting and Reverse Stock Split" is incorporated herein by reference.

Item 2.  Subject Company Information.

Regulation M-A Item 1002

     (a) Name and Address. World Racing Group, Inc. is the subject company. Its principal executive office is located at 7575-D Westwinds Boulevard, Concord, North Carolina 28927 and its telephone number is (704) 795-7223.

     (b) Securities. As of May 15, 2009, there were 42,751,735 outstanding shares of common stock, par value $0.0001, of the Company ("Common Stock").

     (c) Trading Market and Price. The Company's Common Stock is traded on OTC Bulletin Board under the symbol "WRGI.OB". The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split" and "Financial Statements - Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years, and the Company is restricted from declaring or paying any dividends on the Common Stock so long as shares of the Company’s Preferred Stock remain outstanding. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split" and "Financial Statements - Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (e) Prior Public Offerings.  None.

     (f) Prior Stock Purchases.  On December 31, 2008, the Company entered into a Series A Preferred Purchase Agreement with the Fund, pursuant to which the Company issued 350 shares of its 10% Cumulative Perpetual Series A Preferred Stock (“Series A Shares”) for $10,000 per Series A Share, resulting in gross proceeds to the Company of $3.5 million.  In addition, the Company issued 28,500 shares of its Common Stock to the Fund for each Series A Share purchased, resulting in the issuance of 9,975,000 shares of Common Stock in the aggregate.  The number of shares of Common Stock for each Series A Share purchased was  negotiated by representatives of the Fund and the Company.  In determining that the number of shares offered for each Series A Share purchased was fair to the Company, management considered the then current price of the Company’s Common Stock, as well as the Company’s then existing available cash resources and working capital requirements.  In this regard, management determined that available cash resources were insufficient for the Company to continue as a going concern, and determined that alternative sources of capital would likely not be available to the Company given the state of the capital markets at that time, as well as the Company’s history of operating losses. The Fund, which was a current shareholder, was familiar with the Company’s operations, and financial condition, and was therefore in a position to evaluate the Company and provide additional investment in a financing environment that was otherwise hostile to microcap companies with a history of operating losses.  Although no weight was given to any specific factor in determining the number of shares of Common Stock issued in connection with the issuance of the Series A Shares, management did consider the then current market price.  In this regard, management determined that the total value of the shares, $199,500, based on the average closing price of the shares during the thirty days preceding the close of the transaction, $.02, represented fair consideration for an investment of $3.5 million given the financial condition of the Company, and the likely unavailability of alternative sources of capital.  The parties assigned no specific purchase price to the shares of Common Stock given the above considerations, but rather negotiated an overall transaction value.

On June 9, 2008, the Fund purchased 1,092,523 shares of the Company’s Common Stock at a purchase price of $0.18 per share.  In addition, on December 31, 2006, the Fund purchased 2,074,995 shares of the Company’s Common Stock at a purchase price of $0.41 per share.   As a result of the foregoing purchases, the Fund owns approximately 13.9 million shares of our Common Stock, representing approximately 32.5% of our Common Stock issued and outstanding.

The average closing price of the Company’s Common Stock during the two quarters in which the Fund purchased shares of the Company’s Common Stock was $.225 and $.025 during the second quarter of 2008 and the fourth quarter of 2008, respectively.

Item 3.  Identity and Background of the Filing Person.

Regulation M-A Item 1003(a)-(c)

     (a) Name and Address.

World Racing Group, Inc., is the subject company, and a Filing Person of this Schedule 13E-3. The business office address for the Company is 7575-D Westwinds Boulevard, Concord, North Carolina 28927, and the business telephone number for the Company is (704) 795-7223. The directors of the Company are:  Robert F. Hussey (Chairman), Brian M. Carter, Cary J. Agajarnian and Daniel W. Rumsey. The executive officers of the Company are Tom W. Deery (President and Chief Operating Officer), Mr. Carter (Chief Executive and Financial Officer) and Benjamin L. Geisler (Executive Vice-President and Chief Marketing Officer). The address of each officer and director is 7575-D Westwinds Boulevard, Concord, North Carolina 28927.

The Fund is a Filing Person of this Schedule 13E-3, and is an affiliate of the Company due to its ownership of approximately 32.49% of the Company’s Common Stock.  The Fund is a sub-trust of the Vicis Capital Series Master Trust (the “Trust”), a unit trust organized and existing under the laws of the Cayman Islands.  The Trust is governed by a trustee, Caledonian Bank & Trust Limited. Vicis Capital LLC, the Fund’s investment advisor, has the sole power to elect the trustee of the Trust.  The business office address for the Fund is 445 Park Avenue, 16th Floor, New York, New York, 10022, and the business telephone number is 212-909-4600.

Vicis Capital, the Fund’s investment advisor, is a Filing Person of this Schedule 13E-3, and is deemed an affiliate of the Company due to its voting and dispositive power over approximately 32.49% of the Company’s Common Stock, which is held directly by the Fund.  Vicis Capital is governed by its Members.  The Members of Vicis Capital are Shad Stastney, Member and Chief Operating Officer; John Succo, Member and Chief Investment Officer; and Sky Lucas, Member and Head of Global Convertible Arbitrage.  The address for Vicis Capital and each of its members is 445 Park Avenue, 16th Floor, New York, New York, 10022, and the business telephone number is 212-909-4600.

     (b) Business and Background of Entities.     Neither Vicis Capital nor the Fund has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor have they been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c) Business and Background of Natural Persons.

With respect to each current officer and director of the Company:

Brian M. Carter.  Mr. Carter has served as the Chief Executive Officer of the Company since November 15, 2007, has served as the Company’s Chief Financial Officer since February 1, 2005, and as a Director since November 29, 2007. The Company is located at 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927.  Prior to joining the Company, he served as the Vice President and Chief Financial Officer of Prescient Applied Intelligence, Inc. (“Prescient”) and served on Prescient’s Board of Directors from December 23, 2003 until March 2006.

Tom W. Deery. Mr. Deery has served as the Company’s President since March 1, 2006, and served as the Company’s acting Chief Executive Officer from May 19, 2006 to November 15, 2007. The Company is located at 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927.  From November 2002 until joining the Company, Mr. Deery was the Senior Vice President, Motorsports for Rand Sports and Entertainment Insurance.

Benjaman L. Geisler. Mr. Geisler has served as the Company’s Executive Vice President and Chief Marketing Officer since November 15, 2007, and served as Executive Vice President of Operations from March 1, 2006 to November 15, 2007. The Company is located at 7575 Westwinds Boulevard, Suite D, Concord, North Carolina 28927.  From June 1997 until joining the Company, Mr. Geisler was employed in various capacities with Next Marketing, Inc. (“Next”), where he most recently served as Senior Vice President.  Next is a privately held sports and event marketing firm heavily focused on motorsports.

Robert F. Hussey. Mr. Hussey was appointed to our Board of Directors in August 2006, and was elected Chairman in November 2007.  He currently serves on the Board of Directors of Axcess International, Inc. and Digital Lightwave, Inc. Mr. Hussey served as the Interim President and CEO of Digital Lightwave, Inc. from February 2005 to March 2006. From 2001 to 2005 Mr. Hussey was the Chief Operating Officer and Director of H.C. Wainwright & Co., Inc.  Mr. Hussey is currently a private consultant.  His office address is 590 Madison Avenue, Fifth Floor, New York, New York 10022.

Cary J. Agajanian.  Mr. Agajanian was appointed to our Board of Directors in August 2006.  Mr. Agajanian is the founder and currently is a principal of Motorsports Management International, a multi-faceted company located at 346 N. Larchmont Boulevard, Los Angeles, California 90004, that is an industry leader in the areas of motorsports event representation, corporate consulting, and sponsorship negotiation.  For the past 10 years, Mr. Agajanian has served on Motorsports boards such as the Automobile Competition Committee of the United States (ACCUS), the American Motorcyclist Association (AMA, Vice-Chairman), the United States Auto Club (USAC), and the Sports Car Clubs of America (SCCA).  Mr. Agajanian is also the Managing Partner of Agajanian, McFall, Weiss, Tetreault and Crist, a law firm specializing in the sports, leisure and entertainment, and hospitals and medical profession industries.

Daniel W. Rumsey.  Mr. Rumsey has served as a member of our Board of Directors since July 2005, and as Secretary since July 2007.  He is currently a principal of the Disclosure Law Group and is the founder and President of SEC Connect, LLC, an EDGAR filing agent.  The Disclosure Law Group and SEC Connect are located at 6080 Centre Drive, Suite 600, Los Angeles, California 90045.  Mr. Rumsey is also the President and Chief Executive Officer of Azzurra Holding Corporation, a public company that recently emerged from protection under Chapter 11 of the U.S. Bankruptcy Code, and is a director of XELR8 Holdings, Inc.  From March 2003 to March 2006, Mr. Rumsey held various other senior executive positions at Azzurra Holding Corporation.

 With respect to each Member of Vicis Capital:

Shad Stastney.  Mr. Stastney is a Member and is the Chief Operating Officer of Vicis Capital.

John Succo.  Mr. Succo is a Member and is the Chief Investment Officer of Vicis Capital.

Sky Lucas.  Mr. Lucas is a Member and is the Head of Global Convertible Arbitrage of Vicis Capital.

    Each of the above officers of Vicis Capital have held the listed position for at least the past five years.

     No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

     Each of Messrs. Carter, Deery, Geisler, Hussey, Agajanian, Rumsey, Stastney, Succo and Lucas are citizens of the United States.

Item 4.  Terms of the Transaction.

Regulation M-A Item 1004(a) and (c)-(f)

  (a) Material Terms. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Structure of the Reverse Stock Split," "Special Factors," "Description of the Reverse Stock Split," "Financing of the Reverse Stock Split," "Costs of the Reverse Stock Split" and "Recommendation of the Board; Fairness of the Reverse Stock Split - Reservation of Rights" is incorporated herein by reference.

     (b) Purchases.  Not applicable.

     (c) Different Terms. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Structure of the Reverse Stock Split," "Special Factors," "Description of the Reverse Stock Split - Holders as of Effective Date; Net Effect After Reverse Stock Split," and "Description of the Reverse Stock Split - Exchange of Certificates for Cash Payment or Shares" is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Reverse Stock Split" and "Description of the Reverse Stock Split - Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption "Fairness of the Reverse Stock Split to Stockholders - Procedural Fairness to All Stockholders" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a)-(c) and (e)

(a) Transactions. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split" and "Interests of Certain Persons" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Background of the Reverse Stock Split," "Interests of Certain Persons" and "Financial Statements - Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Special Meeting and Reverse Stock Split," "Interests of Certain Persons" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

      (d) Conflicts of Interest. The information set forth in the Proxy Statement under the caption "Fairness of the Reverse Stock Split to Stockholders - Procedural Fairness to All Stockholders" and "Interests of Certain Persons" is incorporated herein by reference.

      (e) Agreements Involving the Company's Securities.  The information set forth in the Proxy Statement under the caption "Fairness of the Reverse Stock Split to Stockholders - Procedural Fairness to All Stockholders," "Special Factors - Background of the Reverse Stock Split" and "Interests of Certain Persons" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a), (b) and (c)(1) through (c)(8)

     (a) Purposes.  The information set forth in the Proxy Statement under the captions "Summary Term Sheet,"  "Questions and Answers About the Special Meeting and Reverse Stock Split" and “Reasons for and Purposes of the Reverse Stock Split”, is incorporated herein by reference.

     (b) Use of Securities Acquired. The Company will make a cash payment of $0.10 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse Stock Split. The fractional shares acquired in the Reverse Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

     (c) Plans.

          (1)      None.

          (2)      None.

          (3)      The information set forth in the Proxy Statement under the captions "Summary of Terms of Reverse Stock Split," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Reasons for and Purposes of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors - Effect of the Reverse Stock Split on Option Holders, Holders of Purchase Warrants," "Special Factors - Financial Effect of the Reverse Stock Split" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

         (4)      None.

         (5)     The information set forth in the Proxy Statement under the caption "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

         (6)       The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Reasons for and Purposes of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors - Fairness of the Reverse Stock Split to Stockholders – Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

          (7)      The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Reasons for and Purposes of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors - Fairness of the Reverse Stock Split to Stockholders - Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

          (8)      Each Filing Person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders.  See the information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Reasons for and Purposes of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors - Fairness of the Reverse Stock Split to Stockholders - Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

     (a) Purposes. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Reasons for and Purposes of the Reverse Stock Split" and "Special Factors - Background of the Reverse Stock Split" is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Strategic Alternatives Considered" and "Special Factors - Background of the Reverse Stock Split" is incorporated herein by reference.

     (c) Reasons. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Reasons for and Purposes of the Reverse Stock Split" and "Special Factors - Background of the Reverse Stock Split" is incorporated herein by reference.

     (d) Effects. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split," "Structure of the Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors - Potential Disadvantages of the Reverse Stock Split to Stockholders; "Accretion in Ownership and Control of Certain Stockholders," "Special Factors - Effect of the Reverse Stock Split on Option Holders, Holders of Purchase Warrants," "Special Factors - Financial Effect of the Reverse Stock Split," "Special Factors - Federal Income Tax Consequences of the Reverse Stock Split," "Financing of the Reverse Stock Split," "Costs of the Reverse Stock Split" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

Regulation M-A Item 1014

     (a) Fairness. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Reasons for and Purposes of the Reverse Stock Split," "Special Factors – Strategic Alternatives Considered," "Special Factors - Background of the Reverse Stock Split," "Special Factors - Fairness of the Reverse Stock Split to Stockholders" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Reasons for and Purposes of the Reverse Stock Split," "Special Factors - Strategic Alternatives Considered," "Special Factors - Background of the Reverse Stock Split," "Special Factors - Fairness of the Reverse Stock Split to Stockholders" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split" and "Description of the Reverse Stock Split - Vote Required" is incorporated herein by reference.

     (d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of Directors. The Reverse Stock Split was approved unanimously by the Company's Board of Directors, including Robert F. Hussey, Cary J. Agajarnian and Daniel W. Rumsey, the members of the Board of Directors who are not also employees of the Company. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Background of the Reverse Stock Split," "Description of the Reverse Stock Split - Vote Required" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (f) Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

     (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Fairness of the Reverse Stock Split - Fairness Opinion," "Special Factors - Fairness of the Reverse Stock Split – Absence of Opinion of a Fairness Opinion" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," "Special Factors - Fairness of the Reverse Stock Split - Fairness Opinion," "Special Factors - Fairness of the Reverse Stock Split – Absence of a Fairness Opinion" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (c) Availability of Documents. Not applicable.

Item 10.   Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

     (a) Source of Funds. The information set forth in the Proxy Statement under the caption "Financing of the Reverse Stock Split" is incorporated herein by reference.

     (b) Conditions. The information set forth in the Proxy Statement under the caption "Financing of the Reverse Stock Split" is incorporated herein by reference.

     (c) Expenses. The information set forth in the Proxy Statement under the captions "Questions and Answers About the Special Meeting and Reverse Stock Split," “Special Factors – Effects of the Reverse Stock Split,” "Special Factors - Financial Effect of the Reverse Stock Split" and "Costs of the Reverse Stock Split" is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

Item 11.   Interest in Securities of the Subject Company.

Regulation M-A Item 1008

     (a) Security Ownership. The information set forth in the Proxy Statement under the captions "Interests of Certain Persons" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Proxy Statement under the caption “Interests of Certain Persons” is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.

Regulation M-A Item 1012(d) and (e)

     (d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Background of the Reverse Stock Split," "Description of the Reverse Stock Split – Vote Required" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference. All of the Company's officers and directors have consented to the Reverse Stock Split.

     (e) Recommendations of Others. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting and Reverse Stock Split," "Special Factors - Background of the Reverse Stock Split" and "Recommendation of the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

Item 13.  Financial Statements.

Regulation M-A Item 1010(a)-(b)

     (a) Financial Statements.

         (1) The information set forth in the Proxy Statement under the caption "Financial Statements" is incorporated herein by reference.

         (2) The information set forth in the Proxy Statement under the caption "Financial Statements" is incorporated herein by reference.

         (3) The information set forth in the Proxy Statement under the caption "Financial Statements" is incorporated herein by reference.

         (4) The information set forth in the Proxy Statement under the caption "Financial Statements" is incorporated herein by reference.

     (b) Pro Forma Information. Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

     (a) Solicitations or Recommendations. Not applicable.

     (b) Employees and Corporate Assets. Not applicable.

Item 15.   Additional Information.

Regulation M-A Item 1011(b)

     (b) Other Material Information. The information set forth in the Proxy Statement, including the annex thereto, and each exhibit hereto, is incorporated herein by reference

Item 16.   Exhibits.

Regulation M-A Item 1016(a)-(d), (f) and (g)

     (a) The Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLD RACING GROUP, INC.

By: /s/ BRIAN M. CARTER
Name: Brian M. Carter
Title: President and Chief Executive Officer

Dated: Ju ly 6 , 2009

VICIS CAPITAL MASTER FUND

By: Vicis Capital LLC, Investment Advisor By: /s/ KEITH HUGHES
Name: Keith Hughes
Title: Chief Financial Officer

Dated: Ju ly 6 , 2009

VICIS CAPITAL LLC

By: /s/ KEITH HUGHES
Name: Keith Hughes
Title: Chief Financial Officer

Dated: Ju ly 6 , 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)	Proxy Statement on Schedule 14A (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).